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                              May 16, 2024

       Greg Lehmkuhl
       Chief Executive Officer
       Lineage, Inc.
       46500 Humboldt Drive
       Novi, MI 48377

                                                        Re: Lineage, Inc.
                                                            Amendment No. 5 to
                                                            Draft Registration
Statement on Form S-11
                                                            Submitted on May 6,
2024
                                                            CIK No. 0001868159

       Dear Greg Lehmkuhl:

            We have reviewed your amended draft registration statement and have the following comment.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

               After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our
       April 24, 2024 letter.

       Amendment No. 5 to Draft Registration Statement on Form S-1 submitted May 6, 2024

       Use of Proceeds, page 106

   1. We note your disclosure in this section that certain of the underwriters and/or their respective affiliates
are lenders under the Delayed Draw Term Loan and will receive their pro rata portion of the
approximately $2.4 billion of the net proceeds from this offering used to repay amounts
outstanding under such facilities. We also note disclosure
                                                        that certain of the
underwriters and/or their respective affiliates are lenders under the
                                                        Revolving Credit
Facility, and that you may use proceeds to reduce the outstanding balance thereunder.
Please revise this disclosure to clarify which underwriters and/or their affiliates will receive
a portion of the net proceeds. Additionally, please tell us whether
 Greg Lehmkuhl
Lineage, Inc.
May 16, 2024
Page 2
      you are required to have a qualified independent underwriter in accordance with FINRA
      Rule 5121. In this regard, we note disclosure in the Underwriting section that more than
      5% of the net proceeds of the offering are intended to be used to repay amounts owed to these underwriters and their affiliates.
       Please contact Ameen Hamady at 202-551-3891 or Mark Rakip at 202-551-3573 if you
have questions regarding comments on the financial statements and related matters. Please contact Catherine De Lorenzo at 202-551-3772 or Pam Long at 202-551-3765 with any other questions.



                                                           Sincerely,
FirstName LastNameGreg Lehmkuhl
                                                           Division of
Corporation Finance
Comapany NameLineage, Inc.
                                                           Office of Real
Estate & Construction
May 16, 2024 Page 2
cc:       Lewis Kneib, Esq.
FirstName LastName